FOIA CONFIDENTIAL TREATMENT REQUESTED

3900 Wisconsin Avenue, NW Washington, DC 20016-2892

August 29, 2013

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Federal National Mortgage Association
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 2, 2013
File No. 0-50231

Dear Ms. Ciboroski,

The Federal National Mortgage Association (“Fannie Mae”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated August 8, 2013, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained in this response letter (the “Letter”), this submission is accompanied by a request for confidential treatment for selected portions of this Letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

In accordance with Rule 83, we request confidential treatment of (a) the marked portions (the “Confidential Information”) of this Letter, which are indicated by bracketed text, and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Fannie Mae” and each page is marked for the record with the identifying numbers and code “FM-001” through “FM-0014” (in the case of the unredacted Letter).

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

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We have reviewed the comments in your letter dated August 8, 2013, regarding the above-referenced filing and have provided the responses below. We have repeated the text of your comments and followed each with our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin Regarding Framework for Adversely Classifying Loans, page 34

1.	You state that the FHFA Advisory Bulletin requires you to classify as a “loss” and then charge-off the “loss” for the portion of a single-family loan in excess of the fair value of the underlying property, less cost to sell when the loan is 180 days delinquent. Effective January 1, 2014 you will implement the classification portion of the advisory bulletin and then on January 1, 2015 the updated accounting policy related to charge-offs of delinquent loans will be implemented. Please address the following:

•	Describe how this advisory bulletin will change your allowance for loan losses methodology for single-family loans. For example, specifically discuss whether it will have any effect on your allowance methodology for loans less than 180 days delinquent.

The Advisory Bulletin will not have an impact on the approach we use to estimate the allowance for our single-family loans that are less than 180 days delinquent and are collectively or individually evaluated for impairment. However, as we move closer to implementation of the Advisory Bulletin, we may make changes to our loss mitigation activities (e.g., the streamlined modification program and default servicing standards) that impact the data that is used by our models to estimate the allowance for loan losses.

The implementation of the Advisory Bulletin will require us to change our charge-off policy. Upon implementation of the Advisory Bulletin, we will be required to charge off a single-family loan (in full or in part) classified as a “loss” when the loan becomes 180 days or more past due, except for instances where the delinquent loan is well secured and is in the process of collection or is identified as probable to be modified. Examples of 180-day or more delinquent loans that will not be required to be charged off under the new policy include:

•	loans with loan-to-value (“LTV”) ratios lower than 60%; and

•	loans in active loan modification trial periods.

This will be a change from our existing policy, under which we charge off a loan (in full or in part) at foreclosure or other liquidation event, such as a deed-in-lieu of foreclosure or pre-foreclosure sale. Upon implementation of the Advisory Bulletin, the acceleration of the timing of the charge-off will be supported in part by the following:

•	a borrower who is 180 days or more delinquent has demonstrated an inability or lack of willingness to meet his or her obligation to make timely payments on his or her mortgage loan and has not been responsive to various efforts to cure the delinquency; and

•	the majority of loans that become 180 days or more delinquent will ultimately go to foreclosure or another liquidation event.

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Under the new charge-off policy that is required by the Advisory Bulletin, the amount of the charge-off for loans classified as a “loss” is expected to exceed the amount of incurred losses we have recognized for those loans in our allowance for loan losses and result in an increase in the provision for loan losses. The charge-off is expected to exceed the allowance for loan losses because the charge-off will not be reduced by the expected benefit related to borrower re-performance, which is considered in our allowance for loan losses methodology (see the additional discussion in our responses on pages 5-7).

We determine the allowance for single-family loans on both a collective and an individual basis.

For loans that are collectively evaluated for impairment, we aggregate loans with similar risk characteristics for purposes of estimating incurred credit losses, and we establish a collective single-family loss reserve using an econometric model that derives an overall loss reserve estimate. The estimate takes into account multiple factors which include, but are not limited to, origination year, loan product type, mark-to-market LTV ratio and delinquency status. Once loans are aggregated, there typically is not a single, distinct event that would result in an individual loan or pool of loans being impaired. Accordingly, to determine an estimate of incurred credit losses, we base our allowance and reserve methodology on historical events and trends, such as loss severity (at the time of foreclosure), default rates, expected modification volume (including re-defaults) and recoveries from credit enhancements that provide loan level loss coverage and are either contractually attached to a loan or were entered into contemporaneously with and in contemplation of a guaranty or loan purchase transaction. In determining our single-family collective reserve, we use recent actual severity experience in our real estate-owned (“REO”) and loss mitigation operations to estimate the fair value of the collateral at the time of foreclosure, including the sales of our own foreclosed properties, to estimate the loss given default. Upon the implementation of the Advisory Bulletin, we will continue to use this approach for estimating expected losses for collectively evaluated single-family loans. Specifically, we will continue to define a loss event as foreclosure1 and to measure severity as the loss at the time of foreclosure using an incurred loss approach for measurement. We believe that this approach is consistent with the guidance in ASC 450-20-25, Recognition of Loss Contingencies, which establishes that a loss should be recorded when it is both probable and can be reasonably estimated.

Single-family loans that are individually evaluated for impairment currently consist of those restructured in a troubled debt restructuring (“TDR”) and acquired credit-impaired loans.

For single-family loans that are individually evaluated for impairment using a cash flow approach, we will continue to measure impairment as the present value of the expected future cash flows discounted at the loans’ effective interest rate. We believe that this approach is consistent with the guidance in ASC 310-10-35-22, Impairment Measurement.

For single-family loans that are individually evaluated for impairment where foreclosure has been deemed probable, we will continue to measure impairment based upon the fair value of each loan’s collateral (less costs to sell), as well as the benefit associated with other credit enhancements (such as mortgage insurance, loss sharing arrangements, representations and warranties, etc.). We believe that this approach is consistent with the guidance in ASC 310-10-35-32, Impairment Measurement.

[1]	Includes other full satisfaction events such as a deed-in-lieu of foreclosure or pre-foreclosure sale.

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•	Describe in more detail when you determine foreclosure to be probable for your single-family loans, and quantify the amount of loans for which you have measured impairment based on an estimate of the underlying collateral value consistent with your existing allowance methodology discussed on page F-20. As part of your response, to the extent known, please discuss the effect that the advisory bulletin will have on the overall timing of when the allowance will be measured based on fair value less costs to sell, as well as the overall volume of loans that will be affected.

When a single-family loan that is individually evaluated for impairment is deemed to be probable of foreclosure, impairment is measured based on the fair value of the collateral (less costs to sell), as well as the benefit associated with other credit enhancements (such as mortgage insurance, loss sharing arrangements, representations and warranties, etc.). This population primarily includes those loans that have been modified or otherwise restructured in a TDR. For a single-family loan that has been modified, we generally conclude that foreclosure is probable when the loan fails to perform in accordance with its modified terms. This includes the following:

•	when a loan that has been the subject of a completed modification (that is, the borrower has successfully completed a trial modification period), subsequently becomes delinquent resulting in the loan being on non-accrual status; and

•	when a borrower fails to successfully complete a trial modification period.

For borrowers granted relief through other loss mitigation activities (forbearance and repayment plans) and loans classified as TDRs due to a bankruptcy event, we conclude foreclosure is probable when the loan is referred to foreclosure by our servicers in accordance with our Master Servicing Guide.

Based on this methodology, as of June 30, 2013, we had approximately 220,000 loans with an unpaid principal balance (“UPB”) of approximately $42 billion measured based upon the fair value of the underlying collateral (less costs to sell), as well as the benefit associated with other credit enhancements. The estimated impairment of these loans was approximately $9 billion as of June 30, 2013. The average delinquency of this loan population as of June 30, 2013 was approximately 20 months. This loan population represented about 1.5% of our total single-family guaranty book of business (based on UPB) as of June 30, 2013.

The implementation of the Advisory Bulletin only changes the timing of the charge-off; it will not change our determination of when foreclosure is deemed probable on individually impaired loans. The accelerated charge-off required by the Advisory Bulletin will reduce the number of loans that are subject to a collective or individual assessment of impairment because those loans that remain 180 days or more past due will be evaluated on a monthly basis to determine if an incremental charge-off is required to reduce the recorded investment in the loan to the fair value of the underlying collateral (less costs to sell), as well as the benefit associated with other credit enhancements. If the Advisory Bulletin had been

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implemented as of June 30, 2013, the approximate population subject to an accelerated charge-off would have been as follows:

	Loan Count	UPB (in billions)	Percentage of Total Single- Family Guaranty Book (based on UPB)
Collective reserve	138,000	$25	0.8%
Individually impaired loans (cash flow)	34,000	6	0.2
Individually impaired loans (collateral value)	135,000	27	1.0

Total	307,000	$58	2.0%

These estimates are based upon a preliminary evaluation of the populations that are impacted by the Advisory Bulletin. We expect that these estimates will be refined as we move closer to implementation.

Under the new charge-off policy that is required by the Advisory Bulletin, the amount of the charge-off for loans classified as a “loss” is expected to exceed the amount of incurred losses we have recognized for those loans in our allowance for loan losses and result in an increase in the provision for loan losses. The charge-off is expected to exceed the allowance for loan losses because the charge-off will not be reduced by the expected benefit related to borrower re-performance, which is considered in our allowance for loan losses methodology (see additional information in the next bullet). As a result, when we implement the new policy, and in each subsequent period, we will need to record an incremental credit loss, which will directly and adversely affect our benefit or provision for credit-related expenses, in an amount equal to the difference between the allowance for loan losses and the fair value of the collateral (less costs to sell), as well as the benefit associated with other credit enhancements.

If the Advisory Bulletin had been implemented as of June 30, 2013, the portion of the pre-tax charge-off that would have exceeded the existing allowance would have been approximately $[***] (primarily from the collective reserve), or approximately $[***] net of taxes. However, the charge-off provisions of the Advisory Bulletin are not required to be implemented until January 1, 2015. At the time we implement these charge-off provisions on January 1, 2015, we anticipate that the population impacted will be smaller and therefore we estimate that the amount of the pre-tax charge-off that exceeds the existing allowance would be approximately $[***] on that date, or approximately $[***] net of taxes, since we are forecasting a significant decline in the number of loans that are 180 days or more past due at that time due to either foreclosure (or other liquidation events), prepayment or lender repurchase of these loans in the next 18 months. This estimate of the incremental charge that we expect to incur upon implementation of the Advisory Bulletin does not take into account any forecasts regarding future changes in home prices, including distressed property values.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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•	Your disclosure on page F-19 indicates that in your allowance methodology you consider your loss mitigation operations. Tell us whether the timing of your modification activities is expected to affect the level of the allowance based on the guidance in the advisory bulletin. For example, clarify whether a loan modification that has not occurred as of 180 days past due, but is expected to occur later is considered in your current methodology and whether it could be considered under the advisory bulletin.

Our models generally consider the anticipated benefits from borrower re-performance when we establish our allowance for loan losses, which serve to reduce our exposure to credit losses. Borrower re-performance in this context includes the likelihood that the following activities will occur after a loan becomes 180 days past due:

•	Payoff—the borrower fully pays off the outstanding loan balance.

•	Full or partial repayment—the borrower makes payments such that the delinquency is fully repaid (the loan returns to current status) or partially repaid (the loan becomes less than 180 days past due) and the borrower continues to make payments such that we do not realize a loss.

•	Successful loan modifications—the terms of the loan are modified through one of our modification programs and the borrower performs according to the modified loan terms.

•	No-loss default—the loan is foreclosed upon, but the foreclosure does not result in a loss to us as the proceeds received from the liquidation of the collateral and from credit enhancements, such as mortgage and pool insurance, cover the entire outstanding loan balance.

Such benefits are estimated using models that are calibrated to our historical experience. For both our collective reserve and our reserve for loans that are individually impaired, our credit models evaluate the likelihood that a loan will default based upon loan specific characteristics such as the delinquency status of the loan, the current mark-to-market LTV ratio, whether the loan was modified, and the borrower’s FICO credit score. These estimates generally consider the historical likelihood that a borrower with similar characteristics will recover and re-perform via payoff, full or partial repayment, a successful loan modification or a no-loss default.

When charging off loans in accordance with the Advisory Bulletin, the charge-off will represent the excess of the recorded investment in the loan over the fair value of the collateral (less costs to sell), as well as the benefit associated with other credit enhancements (such as mortgage insurance, loss sharing arrangements, representations and warranties, etc.). The charge-off will not be reduced by the expected benefit from borrower re-performance that occurs after the loan goes 180 days past due.2 Cash flows on loans that are modified after becoming 180 days delinquent will be recorded as recoveries when received when doubt about the ultimate collectability of principal no longer exists. This approach is consistent with FHFA’s guidance in the Advisory Bulletin, Supplementary Implementation Guidance issued in December 2012 and Supplementary Supervisory Guidance on borrower re-performance issued in May 2013.

[2]	The Advisory Bulletin provides for the exclusion of a loan from “loss” classification if the loan is in an active loan modification trial period at the time of “loss” classification (that is, when the loan becomes 180 days delinquent).

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Currently, the number of loan modifications that occur after a loan goes 180 days past due is significant. This is driven by a number of factors, including servicer backlogs, lack of borrower responsiveness to loss mitigation efforts and extended foreclosure timelines. As a result, approximately half of our modifications in recent years have taken place after the loan was 180 days past due. We believe it is beneficial to accelerate the timing of our loss mitigation activities and in recent years have implemented programs to incentivize servicers to act during the earlier stages of loan delinquency. We have recently implemented new programs (that is, the streamlined modification program and default servicing standards) that are designed to better achieve that goal. However, it is too early to determine what impact these programs will have on our current loss mitigation timelines.

Under both our current and new charge-off policies, we will experience the same final realized loss on any given loan. However, absent a fundamental change in the timing of our loss mitigation activity, the implementation of the Advisory Bulletin will result in a change in the timing of loss recognition. At transition, we expect to record a charge-off that exceeds the expected losses currently recorded within our allowance for loan losses. Going forward, the amount of the charge-off at 180 days past due is expected to exceed our best estimate of incurred losses. Additionally, we expect to record larger loss recoveries for loans that become 180 days or more past due and subsequently re-perform.

To illustrate how implementation of the Advisory Bulletin is expected to increase charge-offs and recoveries, consider, as an example, the accounting under the Advisory Bulletin for one single-family loan and contrast that accounting with current practice. The loan in our example is 180 days delinquent and the fair value of the collateral (less costs to sell) is less than the recorded investment in the loan. In accordance with the guidance in the Advisory Bulletin, we would record a charge-off to reduce the recorded investment in the loan to the fair value of the loan’s collateral (less costs to sell), as well as the benefit associated with other credit enhancements. If the borrower subsequently pays off the loan, we would then record a recovery for the amount that had been previously charged off. Under our current charge-off policy, neither the charge-off nor the corresponding recovery would be recorded in our financial statements because the delinquency was cured prior to foreclosure.

•	Tell us whether the amount you will charge-off under the advisory bulletin will consider the likelihood of recovery before foreclosure or loss mitigation operations.

As discussed in the immediately preceding response, when charging off loans in accordance with the Advisory Bulletin, the charge-off will not be reduced by the expected benefit from borrower re-performance, but will instead represent the excess of the recorded investment in the loan over the fair value of the collateral (less costs to sell), as well as the benefit associated with other credit enhancements (such as mortgage insurance, loss sharing arrangements, representations and warranties, etc.).

•	Describe how you will account for recoveries (e.g. under a cost recovery method, etc.) and when the amount will be reported through loan loss reserves versus as a reduction in foreclosed property expenses.

Generally accepted accounting principles are not prescriptive as to the approach to recognition and measurement of the charge-off recovery when a previously charged-off loan re-performs. We will account for recoveries using principles that are consistent with the

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guidance for accounting for re-performing loans issued by federal banking regulators (OCC Bank Accounting Advisory Series—Question 2B). Specifically, federal banking regulators have provided the following guidance:

•	When doubt exists about the ultimate collectability of principal in full, payments received should be applied to principal to the extent necessary to reduce such doubt. Once the principal balance is reduced to zero, subsequent payments should be recorded as recovery of prior charge-offs, and then as interest income.

•	When doubt about the ultimate collectability of principal no longer exists, payments received should be applied on a cash basis by allocating the payment to interest income, reduction of principal and recovery of prior charge-offs. Our discussions with banks that are subject to this guidance have indicated that cash is allocated between principal and interest in accordance with the contractual amortization schedule until the recorded investment in the loan is reduced to zero. Then, subsequent cash receipts are allocated as a recovery of the prior charge-off.

However, given the timing of our loss mitigation activities, we believe an alternative approach may also be consistent with the requirement in the accounting literature to record recoveries of loans previously charged off when received (ASC 310-10-35-41, Credit Losses for Loans and Trade Receivables). Specifically, we believe that it may be appropriate to allocate the cash between principal and interest in accordance with the contractual amortization schedule while concurrently recognizing the recovery of the previous charge-off on a performing loan as payments are received over the remaining life of the loan. We believe that when a loan re-performs, either through a cure of the delinquency by the borrower (either in full or in part) or through a successful loan modification that has had a sufficient period of demonstrated borrower performance (i.e., a trial period), each payment that is received from the borrower includes a partial recovery of the amount that was previously charged off. Therefore, it is appropriate to recognize the recovery of the previous charge-off as each payment is received.

Generally, recoveries will be recorded in the allowance for loan losses. To the extent that a recovery on an REO asset exceeds the prior charge-off, that portion of the recovery will be recorded as income in foreclosed property expense.

•	Tell us the extent to which the advisory bulletin is expected to have an effect on the allowance methodology or charge-off policy for your Chapter 7 bankruptcy loans.

As it relates to Chapter 7 bankruptcies, the Advisory Bulletin will not change our allowance methodology. However, the Advisory Bulletin will accelerate the timing of the charge-off for certain loans that are in bankruptcy. Specifically, the Advisory Bulletin requires the loans to be written down to the fair value of the collateral (less costs to sell), as well as the benefit associated with other credit enhancements, within 60 days of receipt of the notification of filing from the bankruptcy court or within 180 days past due, whichever is shorter, unless it can be clearly demonstrated that repayment is likely to occur. At present, we believe that the implementation of this guidance relating to certain loans that are in bankruptcy will not have a material impact on our financial results. This estimate of the impact on our financial results is based upon a preliminary evaluation of the populations that are impacted. We expect that our estimate will be refined as we move closer to implementation.

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•	Tell us the extent to which the advisory bulletin is expected to have an effect on your delinquency statistics given the guidance in the bulletin on the effect of partial payments on your delinquency statistics.

The Advisory Bulletin will not impact the comparability of our delinquency statistics as our methodology for recognizing partial payments will not change in connection with our implementation of the Advisory Bulletin. Currently, when a borrower makes partial payments, we aggregate those partial payments and give credit for any partial payment once the sum of those partial payments amounts to a full regular monthly payment. For example, if a regular payment is $300 and the borrower makes payments of only $150 per month for a six-month period, the loan would be $900, or three full months, delinquent. Thus, we already use one of the two methods allowed by the Advisory Bulletin to recognize partial payments on loans.

Other credit loss performance metrics will not be comparable in future periods. Specifically, our credit loss ratio and single-family initial charge-off severity rate will be impacted by the accelerated timing of the charge-offs and will not be comparable to metrics disclosed in previous years.

Benefit (Provision) for Credit Losses, page 81

2.	We note you had a $1.2 billion benefit for loan losses and on page 84 you disclose the three credit quality improvements that had the largest impact. You state these improvements were partially offset by a $3.5 billion net increase in provision related to changes in assumptions and data used to calculate the reserve (as discussed further on page 72) and a $1.1 billion increase in provision related to loans classified as troubled debt restructurings because the borrower received bankruptcy relief. Given the magnitude that these credit quality improvements had on your overall allowance and provision amounts, to the extent possible, separately quantify the impact that each of the three credit quality improvements had. If quantification of each of the factors is not possible, please at least discuss the driver that had the largest effect on reducing the allowance for loan losses and provision during 2012. Additionally, to the extent similar assumptions and credit quality improvements materially affect the allowance for loan losses in future periods, either individually or in the aggregate, try to separately quantify the impact of each assumption change.

The ending balance of our total loss reserves declined by approximately $14.3 billion for the year ended December 31, 2012, which corresponded to an $852 million benefit for credit losses in our 2012 consolidated statement of operations. This is compared with a $10.7 billion increase in our total loss reserves for the year ended December 31, 2011 and a corresponding $26.7 billion provision for credit losses in our 2011 consolidated statement of operations. On page 84 of our Form 10-K for the year ended December 31, 2012, we stated that our result was driven by improvement in the profile of our single-family guaranty book of business, and outlined the three largest contributors to this improvement:

•	a 4.7% increase in home prices in 2012 compared with a decline of 3.7% in 2011;

•	an increase in sales prices of our REO properties; and

•	a continued reduction in the number of delinquent loans in our single-family guaranty book of business.

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Improvements in actual home prices and in sales prices of our REO properties had the greatest impact on our total single-family loss reserves for this period. We estimate that, together, these two factors accounted for approximately 70% of the reduction in our total single-family loss reserves in 2012, with the increase in the sales prices of our REO properties contributing more than half of that amount. Improvements in actual home prices directly benefit our total single-family loss reserves as they reduce both the estimated probability of our loans defaulting as well as the estimated losses incurred if loans default. Improvements in the sales prices of our REO properties directly benefit our total single-family loss reserves as they reduce the estimated losses incurred if loans default, including those loans that are individually impaired and measured at the fair value of the loan’s collateral (less costs to sell), as well as the benefit associated with other credit enhancements.

We respectfully advise the Staff that disclosing a quantitative allocation of changes in our loss reserves to the impact of separate contributing factors presents a number of challenges, particularly in the case of factors that change the profile of our book of business. Many of these contributing components, such as home price changes and delinquencies, overlap or are interdependent, which makes quantitative allocation difficult and subjective. Moreover, we believe that providing such quantitative information is not necessary to adequately inform investors of the factors that drive our results. In lieu of providing specific quantitative information, we seek to provide qualitative disclosure about the direction and significance of the factors that have had the greatest impact on changes in our allowance or changes in our credit results. To enhance these disclosures, in future filings, we will qualitatively describe what we believe to be the largest driver in any given period.

Measurement of Interest Rate Risk, page 156

3.	Table 64 discloses your average duration gap of (0.1) months and your disclosure on page 157 indicates that this results from the duration of your liabilities exceeding your assets. Table 64 also demonstrates that the negative rate shocks cause a positive impact to your pre-tax market value of your net portfolio and the same is true for the positive 50 basis points impact. Please respond to the following:

•	Explain why your pre-tax market value of your net portfolio moves in the same direction no matter the direction of the rate shock;

As of December 31, 2012, the duration gap of our net portfolio was close to zero, so this estimated change in the market value of our net portfolio primarily reflected the impact of our net convexity position as of that date. The market value sensitivity of our net portfolio is affected by the duration and convexity profile of the assets and liabilities in our net portfolio, as measured at a point in time. Duration measures the price sensitivity of a financial instrument to changes in interest rates. More specifically, duration is a linear measure of the change in market value to changes in interest rates. Convexity measures the degree to which the duration of a financial instrument changes in response to a given change in interest rates. Convexity, in contrast to duration, is a non-linear measure of the change in market value to changes in interest rates. As of December 31, 2012, the convexity profile of the assets and liabilities in our net portfolio was such that we would experience a small increase in the market value of our net portfolio under modest parallel increases and decreases in interest rates, such as a 50 basis point change.

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It is also important to note that, while Table 64 shows market value sensitivities to parallel changes in rates as a point in time estimate, the duration gap is an average of daily values estimated throughout the quarter. Depending on the market environment, modeling assumptions and the composition of assets and liabilities within our net portfolio, the market value sensitivity of our net portfolio may vary.

•	Tell us why for a 50 basis points increase there is an impact, but not for a 100 basis points increase; and

The market value sensitivity of our net portfolio varies across a range of interest rate shocks depending upon the duration and convexity profile of our net portfolio. As a result, the difference between the market value sensitivity for 50 and 100 basis point parallel changes in interest rates is non-linear. The primary reason the estimated market value change of our net portfolio as of December 31, 2012 showed a $0.1 billion increase for a 50 basis point increase but no market value change for a 100 basis point increase was due to the convexity profile of our net portfolio as of that date. Specifically, the $0.1 billion increase in market value for a 50 basis point increase in rates was offset by the impact of convexity in the 100 basis point increase.

•	Enhance your qualitative disclosures in future filings to explain why the impact of a rate level shock might not perform as expected based on the duration gap results.

We will revise our disclosure in our Form 10-Q for the quarter ended September 30, 2013 (our “Third Quarter 2013 Form 10-Q”) to provide substantially the following disclosure in response to the Staff’s comment (additions to our disclosures presented in this letter are shown in bold and underlined):

Duration Gap

Duration gap measures the price sensitivity of our assets and liabilities in our net portfolio to changes in interest rates by quantifying the difference between the estimated durations of our assets and liabilities. Our duration gap analysis reflects the extent to which the estimated maturity and repricing cash flows for our assets are matched, on average, over time and across interest rate scenarios to the estimated cash flows of our liabilities. A positive duration gap indicates that the duration of our assets exceeds the duration of our liabilities. We disclose duration gap on a monthly basis under the caption “Interest Rate Risk Disclosures” in our Monthly Summary, which is available on our website and announced in a press release.

While our goal is to reduce the price sensitivity of our net portfolio to movements in interest rates, various factors can contribute to a duration gap that is either positive or negative. For example, changes in the market environment can increase or decrease the price sensitivity of our mortgage assets relative to the price sensitivity of our liabilities because of prepayment uncertainty associated with our assets. In a declining interest rate environment, prepayment rates tend to accelerate, thereby shortening the duration and average life of the fixed rate mortgage assets we hold in our net portfolio. Conversely, when interest rates increase, prepayment rates generally slow, which extends the duration and average life of our mortgage assets. Our debt and derivative

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instrument positions are used to manage the interest rate sensitivity of our mortgage assets. As a result, the degree to which the interest rate sensitivity of our assets is offset will be dependent upon, among other factors, the mix of funding and other derivative instruments we use at any given point in time.

Convexity reflects the degree to which the duration of the assets and liabilities in our net portfolio changes in response to a given change in interest rates. We use convexity measures to provide us with information about how quickly and by how much our net portfolio’s duration gap may change in different interest rate environments. The market value sensitivity measures presented in Table XX below are impacted by both the duration and convexity of our net portfolio and, depending on our position at that time, may not move symmetrically in response to hypothetical interest rate shocks.

Notes to Consolidated Financial Statements, page F-7

Note 2–Consolidations and Transfers of Financial Assets, page F-25

4.	We note your securitization trusts include both your single-class and multi-class securities and your investment in mortgage-backed securities that have been issued via private-label trusts. Footnote 1 to your unconsolidated VIEs table on page F-27 states that the available-for-sale and trading securities includes those recognized due to consolidation of certain multi-class resecuritization trusts. We also note that the maximum exposure to loss generally represents the greater of your recorded investment in the entity or the unpaid principal balance of the assets covered by your guaranty. Please address the following:

•	We were unable to reconcile the amounts presented for available-for-sale and trading securities here with the amounts disclosed in Note 5. Explain why there would be a difference in the amounts and provide a reconciliation of the difference.

The cited difference between Note 2 and Note 5 relates to certain of our holdings in mortgage revenue bonds (“MRBs”) that are issued by entities that are either not-for-profit organizations or governmental entities. In such cases, such holdings qualify for scope exceptions provided in ASC 810-10-15-17(a), Consolidations—Overall—Scope and Scope Exceptions—Variable Interest Entities, and ASC 810-10-15-12(e), Consolidations—Overall—Scope and Scope Exceptions—General. As a result, we exclude such holdings from the unconsolidated VIE disclosures provided in Note 2, while we include such holdings in the disclosures provided in Note 5 to our financial statements.

•	Revise the unconsolidated VIEs table in future filings to disaggregate the mortgage-backed trusts that you issue versus those issued via private-label trusts. Provide us with a copy of the revised disclosure as of March 31, 2013 and December 31, 2012.

Please find below revised disclosures of unconsolidated VIEs as of March 31, 2013 and December 31, 2012 reflecting the Staff’s comment:

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	As of
	March 31, 2013	December 31, 2012
	(Dollars in millions)
Assets and liabilities recorded in our condensed consolidated balance sheets related to mortgage-backed trusts:

Assets:

Trading securities (1) :
Fannie Mae securities	$6,432	$6,248

Non-Fannie Mae securities	17,515	16,458

Total trading securities	23,947	22,706

Available-for-sale securities (1) :
Fannie Mae securities	8,747	10,435

Non-Fannie Mae securities	45,869	46,569

Total available-for-sale securities	54,616	57,004

Other assets	137	145

Other liabilities	(1,436)	(1,449)

Net carrying value	$77,264	$78,406

Maximum exposure to loss (1)(2)	$85,533	$87,397
Total assets of unconsolidated mortgage-backed trusts (1)	$585,532	$645,332

(1)	Contains securities recognized in our condensed consolidated balance sheets due to consolidation of certain multi-class resecuritization trusts.
(2)	Our maximum exposure to loss generally represents the greater of our recorded investment in the entity or the unpaid principal balance of the assets covered by our guaranty. However, our securities issued by Fannie Mae multi-class resecuritization trusts that are not consolidated do not give rise to any additional exposure to loss as we already consolidate the underlying collateral.

Please note that, relative to your request above concerning private-label trusts, non-Fannie Mae securities include other agency issues (e.g., Freddie Mac) for the purposes of the cited disclosure.

We will implement the identified disclosure enhancements in our Third Quarter 2013 Form 10-Q and future filings.

*    *    *

Fannie Mae acknowledges that:

•	Fannie Mae is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Fannie Mae may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

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If you have any questions regarding our responses, you may contact me at (202) 752-5830.

Sincerely,

/s/ David C. Benson

David C. Benson

Executive Vice President and Chief Financial Officer

cc:	Bradley E. Lerman, Executive Vice President, General Counsel
and Corporate Secretary, Fannie Mae
Gregory A. Fink, Senior Vice President and Controller, Fannie Mae
Martin Dunn, O’Melveny & Myers, LLP
G. Scott Lesmes, O’Melveny & Myers, LLP

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